SANDLER O’NEILL & PARTNERS, L.P.

919 Third Avenue, 6th Floor

New York, New York 10022

August 8, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Beverly Financial, Inc.
Registration Statement on Form S-1, as amended (File No. 333-196509)
Request for Acceleration of Effective Date

Dear Mr. Clampitt:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Beverly Financial, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on August 12, 2014, or as soon thereafter as possible.

Very Truly Yours,

By:	/s/ Catherine A. Lawton
Name: Catherine A. Lawton
Title: Principal